

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE

October 20, 2016

<u>Via E-mail</u>
David E. Brown, Jr.
Alston & Bird LLP
The Atlantic Building
950 F Street, NW
Washington, DC 20004-1404

      Re: **Zais Financial Corp.**
              Schedule TO-I
              Filed September 27, 2016
              File No. 005-87416

Dear Mr. Brown:

We have reviewed your letter dated October 4, 2016, responding to our comment letter dated September 30, 2016, and without necessarily agreeing with your analysis, we have no further comments on this particular issue at this time.

*   *   *

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry Hindin

Perry Hindin
Special Counsel
Office of Mergers and Acquisitions